Press release
For immediate release
June 10, 2009

Virginia to Spend Over $8.5 Million in Exploration Work in 2009

QUEBEC CITY, QUEBEC-Virginia Mines Inc. (Virginia) (TSX:VGQ) wishes to inform its shareholders and the financing community that it is about to begin, alone or with partners, several exploration programs on its numerous projects in Quebec, thus marking the beginning of another very active year of its history.

Virginia is planning expenditures of over $8.5 million in exploration work on some of its projects during the current year. Virginia's participation will be about $3.8 million (44% of the total budget) after deduction of recoverable tax credits and partners' contribution.

The Poste Lemoyne Extension, Anatacau-Wabamisk, La Grande Sud and Noella-Nichicun projects will be the object of work programs totalling about $4 million. Diamond drilling is scheduled this fall on the Poste Lemoyne, Anatacau-Wabamisk and La Grande Sud projects. Additional drilling programs on other projects will depend on results of this summer's work programs. The Poste Lemoyne Extension project is host to Zone Orfee, which has an established significant resource of 88,588 tonnes grading 9.44 g/t Au in the measured category and 114,895 tonnes grading 18.4 g/t Au in the inferred category. The Zone Orfee remains open at depth. Most recently, exploration work outlined a new auriferous corridor followed over 6 kilometres, in an east-southeast direction. This corridor contains several new gold showings that returned strongly anomalous gold results ranging from 0.29 g/t Au / 2m to 1.05 g/t Au/ 17m in channel sampling. Individual samples collected to characterize these mineralized showings yielded, from time to time, values between 12 and 52 g/t Au. The La Grande Sud project is host to Zone 32, which has an established inferred resource of 6.5 million tonnes grading 1.5 g/t Au and 0.2% Cu (press release of March 11, 1999).

Virginia and its partners will also spend about $2.5 million on several other projects including Corvet Est (Goldcorp Inc.), Gayot and Trieste (Breakwater Resources Ltd.), FCI and Auclair (Odyssey Resources Ltd.), Assinica (MacDonald Mines Exploration), Generation Grenville (SOQUEM) and 24L Belts (Nunavik Mineral and Exploration Fund). At this stage, diamond drilling is also planned on the Auclair and Generation Grenville projects.

A budget of over $1 million, will also be spent alone by Virginia to prospect and test new targets spread over the James Bay territory.

Virginia is very enthusiastic about beginning its work exploration season with the goal of discovering new mining camps in the James Bay region where Virginia and its partners have already identified many polymetallic massive sulphide lenses and four gold deposits, among which the Eleonore project that resulted in a $500 million agreement with Goldcorp Inc. Virginia is very pleased with the recognized successes of its exploration team and its contribution to mining development in James Bay, a region with exceptional mining potential.

ABOUT VIRGINIA
Virginia is among the most active mining exploration companies in Quebec with a working capital of $38.5 million as at February 28, 2009, and 29,201,776 shares issued and outstanding as at May 31, 2009. Virginia trades on the Toronto Stock Exchange (TSX) under the ticker symbol VGQ. Virginia concentrates its activities on its numerous properties that are spread over the vast, unexplored regions of northern Quebec

For more information, please contact:
Andre Gaumond, President,
Paul Archer, V-P Exploration or
Amelie Laliberte, Investor Relations.
200-116 St-Pierre Québec, QC G1K 4A7 Canada	www.virginia.qc.ca mines@virginia.qc.ca	Tel. 800-476-1853 Tel. 418-694-9832 Fax 418-694-9120

This press release may contain forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to vary materially from targeted results. Such risks and uncertainties include those described from time to time in Virginia's periodic reports filed with the security commissions of British Columbia, Alberta, Ontario and Quebec, and in the annual report on Form 40-F filed with the U.S. Securities and Exchange Commission. Virginia undertakes no obligation to publicly release the result of any revision of these forward-looking statements to reflect events or circumstances after the date they are made or to reflect the occurrence of unanticipated events.